Exhibit 99.1

Gorilla Technology Signs Contract to Deploy Massive Smart Government Project in Egypt

–Will implement government security convergence solution in Egypt–

–Largest contract in company history–

–Tangible success in globalization strategy–

LONDON, July 6, 2023 – Gorilla Technology Group Inc. (“Gorilla”) (NASDAQ: GRRR), a global provider of AI-based edge video analytics, IoT technologies, and cybersecurity, today announced that it signed a contract with the Government of Egypt to implement a Smart Government Security Convergence solution. The contract, worth more than $270 million over three years, represents the largest customer win in Gorilla’s history and a notable stride in its globalization strategy, putting Gorilla on a path toward profitability by the end of 2024.

“We’re extremely excited to execute the contract and officially embark on what we expect to be a long-term relationship with the Government of Egypt,” said Gorilla CEO Jay Chandan. “This is the largest project we have ever won and, inclusive of our recent win in Taiwan, we have now secured $300 million worth of projects this quarter. We could not be more excited by our momentum and future. The execution of this contract affirms our standing as a reliable global solutions provider, particularly when the MENA region governments are actively seeking innovative partners to support their crucial transformation from conventional systems to digital technologies and underpins future growth opportunities more broadly in the region and across the globe.”

“I am thrilled with this groundbreaking contract. This partnership marks a significant milestone in our mission to create a secure and connected governance ecosystem,” said Gorilla’s Chief Innovation Officer Dr Rajesh Natarajan. “By integrating cutting-edge technologies such as AI, IoT and data analytics, we are poised to revolutionize the way governments safeguard their critical assets. This collaboration reaffirms our commitment to delivering innovative solutions that empower governments to proactively address emerging security challenges. Together, we will build a resilient and future-ready security framework, setting standards for safety and governance in the digital age.”

The key objective of the smart government security convergence solution is to improve the efficiency and effectiveness of security operations while enabling better decision-making, proactive threat detection, and quick response to emerging risks.

The system includes:

1.	Access Control and Identity Management: Robust access control systems to manage and authenticate the identities of individuals accessing critical resources in the governmental network.

2.	Interagency Collaboration: Enable interagency collaboration by enabling seamless information sharing and communication among government entities via email, document sharing, voice, and video conferencing.

3.	Cybersecurity Measures: Strong cybersecurity measures integrated to protect the entire smart government security convergence infrastructure from cyber threats. These measures include network segmentation, encryption protocols, intrusion detection and prevention systems, and continuous monitoring of network traffic.

4.	Command and Control Center: A centralized command and control center to act as the nerve center of the security infrastructure, integrating data from multiple sources, providing operators with a comprehensive situational awareness dashboard for effective decision-making and rapid incident response coordination.

The implementation of these advanced technologies and systems within the smart government security convergence project aims to create a highly secure and interconnected air-gapped environment. It facilitates proactive threat detection, timely incident response, and effective resource allocation, enabling governments to protect their critical infrastructure.

“We deeply appreciate the trust placed in our team, products, and solutions by the Egyptian Government. This achievement is a testament to the tireless efforts of representatives of the Government of Egypt and all at Gorilla. The sheer scale is unique, propelling us closer to our vision of being acknowledged as a global platform-as-a-service provider and a catalyst for innovation,” Chandan added.

About Gorilla Technology Group Inc.

Gorilla, headquartered in London U.K., is a global solution provider in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers. For more information, please visit our website: Gorilla-Technology.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements include, without limitation, statements referencing Gorilla’s contract with the Government of Egypt, the development of the market for smart-government security products and the effects of integrating smart government security products. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors, including those described under the heading “Risk Factors” in the Form 20-F Gorilla filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and those that are included in any of Gorilla’s future filings with the SEC, are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Media Contact:

Jeff Fox

The Blueshirt Group for Gorilla

+1 (415) 828-8298

jeff@blueshirtgroup.com

Investor Relations Contact:

Gary Dvorchak

The Blueshirt Group for Gorilla

+1 (323) 240-5796

gary@blueshirtgroup.com

Scott McCabe

The Blueshirt Group for Gorilla

+1 (917) 434-3275

scott@blueshirtgroup.com

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